SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
ANDREW L. FOSTER *		HOUSTON
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	LOS ANGELES
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	NEW YORK
HAIPING LI *	www.skadden.com	PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
JONATHAN B. STONE *
BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦(ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
*(ALSO ADMITTED IN NEW YORK)		LONDON
MOSCOW
REGISTERED FOREIGN LAWYERS		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	July 16, 2018	TORONTO

VIA EDGAR

Ms. Mara L. Ransom

Mr. Parhaum J. Hamidi

Ms. Yolanda Guobadia

Mr. Robyn Manuel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 Pinduoduo Inc. (formerly known as Walnut Street Group Holding Limited) (CIK No. 0001737806)
Registration Statement on Form F-1 (File No. 333-226014)

Responses to the Staff’s Comment Letter Dated July 12, 2018

Dear Ms. Ransom, Mr. Hamidi, Ms. Guobadia and Mr. Manuel:

On behalf of our client, Pinduoduo Inc. (formerly known as Walnut Street Group Holding Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on June 29, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated July 12, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about July 25, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Summary Consolidated Financial Data and Operating Data, page 13

1.                                      We reviewed your response to comment 1. We continue to believe you should provide a reconciliation from the number of shares used in computing historical loss per share to the number of shares used in computing pro forma loss per share, as the amounts are not easily re-computed. We also believe further clarification of the disclosure is warranted as it appears pro forma per share data reflects the effect of the conversion of preferred shares as of the beginning of the period or the original date of issuance, if later. Finally, please tell us why you believe this pro forma presentation is more meaningful than reflecting the effect of the conversion of all outstanding preferred shares as of the beginning of the period. Refer, for example, to the objective of pro forma financial information as discussed in Rule 11-02(a) of Regulation S-X.

The Staff’s comment is duly noted. As discussed over phone with the Staff on July 16, 2018, the Company has revised pages 15 and 79 of the Registration Statement to present the reconciliation from the number of shares used in computing historical loss per share to the number of shares used in computing pro forma loss per share, reflecting the conversion of preferred shares issued and outstanding as of March 31, 2018 to ordinary shares of the Company on a 1:1 basis upon the closing of the initial public offering as if it had occurred as of the beginning of the period, or the date of original issuance of the preferred shares, if later.

The Company believes this pro forma presentation is more meaningful than reflecting the effect of the conversion of all outstanding preferred shares as of the beginning of the period based on the following considerations:

(1) in the Company’ opinion, this pro forma presentation better meets the objective of pro forma financial information as discussed in S-X Rule 11-02(a) as the particular transaction to be reflected is the IPO, rather than the transactions of issuances of the preferred shares;

(2) the Company considered S-X Rule 11-02(b)(6) and believes that assuming the preferred shares had been outstanding and converted as of the beginning of the period is not factually supportable when they were legally issued during the period;

(3) the Company believes the current pro forma presentation is also consistent with ASC 260-10, which requires that shares issued during the period be weighted for the portion of the period that they were outstanding in computing basic and diluted EPS; and

(4) the current pro forma presentation, compared to reflecting the effect of the conversion of all outstanding preferred shares as of the beginning of the period, results in a higher loss per share number and is a more prudent approach of treatment.

Management

Pinduoduo Partnership, page 134

2.                                      We note your response to comment 7, however, your disclosure does not appear to address those circumstances where the Board does not approve an Executive Director nominee made by the Partnership. Also, your disclosure suggests that the Partnership has Executive Director appointment rights, when the Partnership Agreement appears to contemplate Executive Director nomination rights that are subject to approval by the Board. In addition, generally speaking, your disclosure does not address how vacancies on the Board of Directors are filled upon resignation of a member of the Board under Cayman Islands law or pursuant to your charter and/or Shareholders Agreement. Please revise to clearly explain how vacancies upon resignation are filled and how the Partnership Agreement impacts this process.

In response to the Staff’s comment, the Company has revised page 139 of the Registration Statement to include the referenced disclosure.

Exhibits

3.                                      We note your response to comment 12, in which you state, “The Company has redacted such information from the exhibits due to the privacy concern of these individuals.” Please submit a request for confidential treatment in accordance with Rule 406 of the Securities Act for the information you have redacted from Exhibits 4.4 and 10.4 through 10.13.

In response to the Staff’s comment, we have submitted today for the Staff’s review, a request for confidential treatment with respect to portions of the referenced exhibits in accordance with Rule 406 of the Securities Act.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst &Young Hua Ming LLP, by telephone at +86-21-2228-2054 or via email at henry.song@cn.ey.com. Ernst &Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:                                Zheng Huang, Chairman of the Board of Directors and Chief Executive Officer, Pinduoduo Inc.

Henry Song, Partner, Ernst &Young Hua Ming LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP